S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  8-07

             August 17, 2007

SAMEX CASH INVESTMENTS NOT EXPOSED TO LIQUIDITY PROBLEMS

Recent media reports have headlined the disruptions in global credit markets and concerns that repayment of some short-term investments may be delayed because of a liquidity crisis.  To alleviate concerns over the redemption of invested funds, SAMEX is pleased to report that its working capital and investments of excess cash are not exposed to this liquidity problem.  The Company's excess cash is invested in a short-term investment certificate with the Bank Of Montreal which has confirmed that the total amount of invested funds are immediately redeemable at any time.  The principal amount and interest on this certificate are unconditionally guaranteed by the Bank of Montreal which is one of the largest chartered banks in Canada.

NO EXPOSURE TO JOINT VENTURE RELATED NON-RECOURSE LOANS

In response to frequent inquiries from investors concerning potential exposure to non-recourse loans, SAMEX confirms that there are no major company joint ventures or non-recourse loans on any of the Company's mineral exploration properties.

"Jeffrey Dahl"

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.